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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tier One Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2227 Donato Dr.
(No. and Street)

Belleair Beach	Florida	33786
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508	Southland	Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurence Fentriss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tier One Partners, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public



DEBORAH WOODWARD
Notary Public, State of Florida
Commission# GG 6536
My comm. expires Aug. 27, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Tier One Partners, Inc.
2500 Lander CT
Midlothian, VA 23113-6732

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Tier One Partners, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Tier One Partners, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tier One Partners, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Tier One Partners, Inc. financial statements. Supplemental Information is the responsibility of Tier One Partners, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

Tier One Partners, Inc.
Statements of Financial Position
As of and for the year ended December 31, 2016

Assets	
Cash	$ 6,625.66
Organizational Expenses	0
FINRA Account	165.06
Total Assets	$ 6,790.72
Liabilities and Equity	
Liabilities	0.00
Common Stock	1,088.60
Additional Paid in Capital	68,793.40
Retained Earnings	-63,091.28
Total Equity	$ 6,790.72
Total Liabilities and Equity	

Tier One Partners, Inc.
Statement of Loss
As of and for the year ended December 31, 2016

Income

Commission and Loan Placement Fees	$ 5.52
Valuation Fees	40,501.28
M&A Advisory Fees	0
Total Income	$ 40,506.80

Expenses

Amortization	$ 0
Rent	
Partner Distribution/Expense Reimbursement	
Health Insurance	
Regulatory Fees	2,911.28
Professionals Fees	
Travel and Partner expense	38.600.00
Supplies	
Printing	
Postage	
Data Processing	897.18
Other	1,000.00
Total Expense	$ 43,408.46
Net Income (Loss)	$ (2,901.66)

Tier One Partners, Inc.
Statement of Cash Flows
As of and for the year ended December 31, 2016

Cash Flow From Operating Activities In 2015

Net Income (Loss)	$ (2,901.66)
Adjustment For Amortization	0
Reduction In Deferred Tax Asset	0
Reduction In FINRA Account	100.00
Net Increase (Decrease) From Operating Activities	(2,801.66)
Capital Contributions	2,870.00
Cash At the Beginning of the Period	6,557.32
Cash At the End of the Period	6,625.66

TIER ONE PARTNERS
Statement of Changes in Shareholder 's Equity
For the Year Ending December 31, 2016

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2016	10,886	$1,089		$65,923			$477	$67,489
Net Income (Loss)							($2,902)	($2,902)
Capital Transactions				$2,870				$2,870
Organizational Cost Write-off							(60,666)	(60,666)
Balance at December 31, 2016	10,886	$1,089		$68,793			($63,091)	$6,791

TIER ONE PARTNERS
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company recognizes revenue when the service is rendered.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

TIER ONE PARTNERS
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Tier One Partners, Inc. (the Company) is incorporated in the State of Florida. The Company has adopted a calendar year.

Description of Business

The Company, located in Belleaire Beach, Florida is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Depreciation

Depreciation is calculated using the and straight line methods.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – DEPRECIATION

The Company wrote-off Organizational expense of $60,666.38 for the year December 31, 2016 charging the amount to Capital.

NOTE E – SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – COMMITMENTS AND CONTINGENCIES

Tier One Partners, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

Tier One Partners, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

Computation of Net Capital

Total Stockholder's equity:		$	6,790.72
Nonallowable assets:			
Prepaid Expenses			
Property and equipment			
Accounts receivable – other	165.06		(165.06)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		0.00
Net allowable capital		$	6,625.66

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	0.00
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	1,625.66

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	.00
Percentage of aggregate indebtedness to net capital		0%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	$	6,625.66
Adjustments:		
Change in Equity (Adjustments)		(0.00)
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		0.00
Change in Undue Concentration		0.00
NCC per Audit		6,625.66
Reconciled Difference	$	(0.00)

Tier One Partners, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3(k)(2)(i) because of Special Account maintained for the benefit of customers.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$ -
Additions	-
Reductions	
Balance of such claims at December 31, 2016	$ -

TIER ONE PARTNERS, Inc.

2227 Donato Dr. Belleair Beach, Florida 33786

January 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Tier One Partners, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2016 through December 31, 2016. Tier One Partners, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Tier One Partners, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Laurence Fentriss, the Chairman of Tier One Partners, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Timothy Anonick has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Tier One Partners, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (804)641-8622.

Very truly yours,



Tier One Partners, Inc.
Laurence Fentriss
Chairman

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Tier One Partners, Inc.
2227 Donato Dr.
Belleaire, FL 33786

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Tier One Partners, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tier One Partners, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Tier One Partners, Inc. stated that Tier One Partners, Inc. met the

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tier One Partners, Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Tier One Partners, Inc.
2227 Donato Dr.
Belleaire, FL 33786

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Tier One Partners, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Tier One Partners, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Tier One Partners, Inc.'s management is responsible for Tier One Partners, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Tier One Partners, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 10, 2017